Exhibit 99.4

Emera Reports 2024 Second Quarter Financial Results

HALIFAX, Nova Scotia -- Today Emera Inc. (“Emera”) (TSX: EMA) reported financial results for the second quarter and year-to-date 2024.

Highlights

●

Growth in Reported Net Income Per Share (“EPS”)(1): Reported EPS saw a substantial increase of $0.35 to $0.45 in Q2 2024, compared to $0.10 in Q2 2023. This improvement was driven by a gain on the strategic sale of the Labrador Island Link (“LIL”).

●	Decrease in Adjusted EPS: Adjusted EPS decreased $0.07 to $0.53 compared to adjusted EPS of $0.60 in Q2 2023. The decline was primarily driven by:

○	Higher corporate costs resulting from increased interest expenses, and unrealized foreign exchange (“FX”) losses on the translation of short-term debt balances;

○	A decrease in earnings at Nova Scotia Power (“NSPI”) resulting from higher investment in reliability and customer experience initiatives impacting operating costs;

○	A decrease in earnings at New Mexico Gas Company (“NMGC”) due to higher operating costs.

●

Strong Performance in Florida Businesses: Tampa Electric (“TEC”) and Peoples Gas (“PGS”) reported higher earnings due to robust customer growth and new base rates, affirming the significant potential of our Florida operations.

●

Strengthening the Balance Sheet: We took definitive measures to enhance our financial position, improving our balance sheet and key credit metrics. The strategic sale of Emera’s interest in the LIL reduced holding company debt by $957 million and the replacement of US $500 million of holding company debt with hybrid capital, further optimized the capital structure and improved credit metrics. The announced sale of NMGC to Bernhard Capital Partners for an enterprise value of US$1.252 billion will additionally strengthen the balance sheet when closed in late 2025. These actions demonstrate our commitment to financial strength and flexibility.

●	Capital Deployment on Track: Emera is on course to deploy $2.9 billion in capital in 2024, with $1.4 billion already invested in the first half of the year.

“While our adjusted earnings were lower for the quarter and for the year to date, we expect stronger results for the balance of the year. We saw strong operational performance and customer growth in our utilities, particularly Tampa Electric and Peoples Gas, which underscores the significance of our Florida operations and reinforces the strategic decision to reallocate capital to invest in our strongest businesses” said Scott Balfour, President and CEO of Emera Inc. “Our commitment to deploying $2.9 billion in capital this year, as part of our three-year $8.8 billion capital investment plan, not only highlights our dedication to enhancing infrastructure and delivering reliable energy to our customers but is also expected to deliver strong results for shareholders.”

Q2 2024 Financial Results

Q2 2024 reported net income was $129 million, or $0.45 per common share, compared with net income of $28 million, or $0.10 per common share, in Q2 2023, driven by the LIL gain on sale, higher earnings in Tampa Electric and Peoples Gas, both of which benefitted from customer growth and new base rates.

Reported net income for the quarter included a $107 million gain, after tax and transaction costs, on the sale of Emera’s LIL equity interest, and a $129 million mark-to-market (“MTM”) after-tax loss, primarily at Emera Energy Services (“EES”) compared to a $134 million MTM after-tax loss in Q2 2023. The recently announced sale of New Mexico Gas Company will result in a non-cash impairment of goodwill in subsequent periods.

Q2 2024 adjusted net income(1) was $151 million, or $0.53 per common share, compared with $162 million, or $0.60 per common share, in Q2 2023. The decrease was primarily due to decreased earnings at NMGC and NSPI, higher Corporate interest expense and unrealized FX losses on translation of USD short term debt balances. These were partially offset by increased earnings at PGS and TEC and increased Corporate income tax recovery due to increased losses before provision for income taxes.

Year-to-date Financial Results

Year-to-date reported net income was $336 million or $1.17 per common share, compared with net income of $588 million or $2.17 per common share year-to-date in 2023. Year-to-date reported net income included a $107 million gain, after tax and transaction costs, on the sale of Emera’s LIL equity interest and a $138 million MTM loss, after-tax, compared to a $158 million MTM gain, after-tax, primarily at EES in 2023.

Year-to-date adjusted net income(1) was $367 million or $1.28 per common share, compared with $430 million or $1.58 per common share year-to-date in 2023.

Year-to-date adjusted net income decreased primarily due to decreased earnings at NMGC, NSPI, TEC and EES, increased Corporate interest expense, higher operating, maintenance and general expenses (“OM&G”) in the Corporate segment due to the timing of long-term compensation hedges and realized FX losses. These were partially offset by increased earnings at PGS and increased Corporate income tax recovery.

The translation impact of a weaker Canadian dollar on US denominated earnings was more than offset by the losses on FX hedges used to mitigate translation risk of US dollar earnings which, combined, decreased net income by $11 million in Q2 2024 and $13 million year-to-date, compared to the same periods in 2023. Weakening of the Canadian dollar increased adjusted net income by $2 million in Q2 2024 and $1 million year-to-date compared to the same period in 2023.

(1) See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” below for reconciliation to nearest USGAAP measure.

Segment Results and Non-GAAP Reconciliation

For the	Three months ended June 30		Six Months ended June 30
millions of Canadian dollars (except per share amounts)	2024	2023	2024	2023
Adjusted net income [1,2]
Florida Electric Utility	$187	$177	272	284
Canadian Electric Utilities	42	49	129	141
Gas Utilities and Infrastructure	44	38	142	132
Other Electric Utilities	8	10	17	14
Other [3]	(130)	(112)	(193)	(141)
Adjusted net income[1,2]	$151	$162	367	430
Gain on sale, after-tax and transaction costs[4]	107	-	107	-
MTM (loss) gain, after-tax[5]	(129)	(134)	(138)	158
Net income attributable to common shareholders	$129	$28	336	588

EPS (basic)	$0.45	$0.10	1.17	2.17

Adjusted EPS (basic) [1,2]	$0.53	$0.60	1.28	1.58

1 See “Non-GAAP Financial Measures and Ratios” noted below.

2 Excludes the gain on sale, after tax and transaction costs of Emera’s LIL equity interest and the effect of after-tax MTM adjustments.

3 Lower earnings quarter-over-quarter, primarily due to increased interest expense, realized FX loss on translation of foreign currency bank balances, partially offset by increased income tax recovery. Year-over-year change primarily due to increased interest expense and operating expense and lower contributions from EES.

4 Net of income tax expense of $75 million for the three and six months ended June 30, 2024 (2023 – nil).

5 Net of income tax recovery of $52 million for the three months ended June 30, 2024 (2023 – $55 million recovery) and $56 million income tax recovery for the six months ended June 30, 2024 (2023 – $64 million expense).

Consolidated Financial Review

The following table highlights significant changes in adjusted net income attributable to common shareholders from 2023 to 2024.

For the millions of Canadian dollars	Three months ended June 30	Six months ended June 30

Adjusted net income – 2023 [1,2]	$162	$430

Operating Unit Performance

Decreased earnings at NMGC due to increased OM&G and higher interest, partially offset by lower income tax expense. Year-over-year earnings also decreased due to lower asset optimization revenues	(5)	(19)

Decreased earnings at NSPI due to increased OM&G primarily due to investment in reliability initiatives and increased income tax expense, partially offset by higher revenues due to higher residential sales volumes	(5)	(16)

Decreased earnings at EES year-over-year due to less favourable market conditions	-	(10)

Increased earnings at PGS due to higher revenue from new base rates, customer growth, and favourable weather, partially offset by higher interest expense, OM&G and depreciation expense	11	32

Increased earnings quarter-over-quarter at TEC due to higher revenues as a result of customer growth and new base rates, and lower income tax expense, partially offset by higher OM&G due to higher generation and transmission and distribution costs, and higher depreciation. Year-over-year earnings decreased due to higher OM&G and depreciation, and unfavourable weather, partially offset by higher revenue from customer growth and new base rates, and lower income tax expense	10	(12)

Corporate
Increased interest expense, pre-tax, due to increased interest rates and increased average total debt	(14)	(23)

FX losses on the translation of USD short-term debt balances	(6)	(5)

Increased income tax recovery, primarily due to increased losses before provision for income taxes	7	15

Decreased/(increased) OM&G pre-tax, primarily due to the timing of long-term compensation hedges	2	(17)

Other Variances	(11)	(8)

Adjusted net income – 2024 [1,2]	$151	$367

1 See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” for reconciliation to nearest GAAP measure.

2 Excludes gain on sale, after-tax and transaction costs of Emera’s LIL equity interest and the effect of MTM adjustments, after- tax.

1 Non-GAAP Financial Measures and Ratios

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures and ratios by adjusting certain GAAP measures for specific items. Management believes excluding these items better distinguishes the ongoing operations of the business. For further information on the non-GAAP financial measure, adjusted net income, and the non-GAAP ratio, adjusted EPS – basic, refer to the “Non-GAAP Financial Measures and Ratios” section of the Emera’s Q2 2024 MD&A which is incorporated herein by reference and can be found on SEDAR+ at www.sedarplus.ca. Reconciliation to the nearest GAAP measure is included in “Segment Results and Non-GAAP Reconciliation” above.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR+ at www.sedarplus.ca.

Teleconference Call

The company will be hosting a teleconference today, Friday, August 9, at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss the Q2 2024 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-800-717-1738. International parties are invited to participate by dialing 1-289-514-5100. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available on the Company’s website two hours after the conclusion of the call.

About Emera

Emera is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia with approximately $40 billion in assets and 2023 revenues of $7.6 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution, with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments in Canada, the United States and the Caribbean. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F, EMA.PR.H, EMA.PR.J and EMA.PR.L. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional information can be accessed at www.emera.com or at www.sedarplus.ca.

Emera Inc.

Investor Relations

Dave Bezanson, VP, Investor Relations & Pensions

902-474-2126

dave.bezanson@emera.com

Media

902-222-2683

media@emera.com